SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

CIFC CORP.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12547R105

(CUSIP Number)

Andrew Intrater

DFR Holdings, LLC

c/o Renova U.S. Management LLC

900 Third Avenue, 19th Floor

New York, New York 10022

(212) 418-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12547R105	13D/A	Page 2 of 10

1.	NAME OF REPORTING PERSON: DFR Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

17,790,817 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARED DISPOSITIVE POWER:

17,790,817 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,790,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.4%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 4 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 3 of 10

1.	NAME OF REPORTING PERSON: Bounty Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

17,790,817 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARES DISPOSITIVE POWER

17,790,817 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,790,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.4%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 4 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 4 of 10

1.	NAME OF REPORTING PERSON: Santa Maria Overseas Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

17,790,817 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARED DISPOSITIVE POWER:

17,790,817 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,790,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.4%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 4 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 5 of 10

1.	NAME OF REPORTING PERSON: Mayflower Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

17,790,817 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARES DISPOSITIVE POWER

17,790,817 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,790,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.4%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 4 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 6 of 10

1.	NAME OF REPORTING PERSON: TZ Columbus Services Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
8.

SHARED VOTING POWER:

17,790,817 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER: 0
10.

SHARES DISPOSITIVE POWER:

17,790,817 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,790,817
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 71.4%*
14.	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Amendment No. 4 to Schedule 13D.

CUSIP No. 12547R105	13D/A	Page 7 of 10

This Amendment No. 4 on Schedule 13D (“Amendment No. 4”) amends and supplements the cover pages and Items 4, 5 and 6 of the statement of beneficial ownership on Schedule 13D, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 18, 2011, Amendment No. 2 to the Schedule 13D filed with the Commission on April 15, 2011 and Amendment No. 3 to the Schedule 13D filed with the Commission on December 3, 2013 (the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of CIFC Corp., a Delaware corporation (the “Issuer”), filed on June 18, 2010 by and on behalf of (1) DFR Holdings, LLC, a Delaware limited liability company (“DFR Holdings”), (2) Bounty Investments, LLC, a Delaware limited liability company (“Bounty”), (3) Santa Maria Overseas Ltd., a Bahamanian company (“Santa Maria”), (4) Mayflower Trust, a Cayman Islands trust (“Mayflower”) and (5) TZ Columbus Services Limited, a British Virgin Islands corporation (“TZ” and, together with DFR Holdings, Bounty, Santa Maria and Mayflower, the “Reporting Persons”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Stock Purchase Agreement, on December 18, 2013, DFR Holdings acquired from CIFC Parent all of the 9,090,909 shares of Common Stock held by CIFC Parent for a per share purchase price of $9.00, for an aggregate purchase price of $81,818,181. Also on December 18, 2013, the three directors of the Issuer designated by CIFC Parent resigned from the Issuer’s board of directors with immediate effect.

Simultaneously with the closing of the Stock Purchase Agreement described above, the Amended and Restated Stockholders Agreement became effective.

Pursuant to the GE Documents and in connection with the Stock Purchase Agreement, on December 16, 2013, GECEII notified the Issuer and DFR Holdings as to its intent to exercise its tag-along rights under the GE Documents (the “Tag Exercise”). In connection with the Tag Exercise, on December 18, 2013, GECEII and DFR Holdings entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which GECEII agreed to sell to DFR Holdings and DFR Holdings agreed to buy (a) 1,000,000 shares of Common Stock of the Issuer for a per share purchase price of $9.00 and (b) the Warrant and all of the rights of GECEII under the Warrant with respect to the 2,000,000 Warrant Shares (as defined in the Warrant) covered thereby for $5,250,000. The closing of the transactions contemplated by the Securities Purchase Agreement is subject to the satisfaction and/or waiver of customary closing conditions. The Securities Purchase Agreement contains a mutual release of certain claims.

The foregoing description of the Securities Purchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date of this Amendment No. 4, DFR Holdings directly holds 13,658,586 shares of Common Stock, which constitutes approximately 65.7% of the outstanding shares of Common Stock.1 However, DFR Holdings may be deemed to beneficially own 17,790,817 shares of Common Stock, which constitutes approximately 71.4% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as

[1]	Based on 20,776,028 Shares outstanding as of October 30, 2013 as reported in the Quarterly Report.

CUSIP No. 12547R105	13D/A	Page 8 of 10

amended.2 Of these shares of Common Stock, (i) 13,658,586 shares are shares of Common Stock directly held by DFR Holdings and (ii) 4,132,231 shares are shares of Common Stock issuable by the Issuer to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of Convertible Notes.

Due to their relationships with each other and with DFR Holdings, each of Bounty, Santa Maria, Mayflower and TZ may also be deemed to be the beneficial owners of the 17,790,817 shares of Common Stock beneficially owned by DFR Holdings.

Upon the closing of the transactions contemplated by the Securities Purchase Agreement, DFR Holdings will directly hold 14,658,586 shares of Common Stock, representing 70.6% of the outstanding Shares of the Issuer, and will beneficially own an additional (i) 4,132,231 shares of Common Stock issuable by the Issuer to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of Convertible Notes and (ii) 2,000,000 shares of Common Stock issuable by the Issuer to DFR Holdings upon the exercise of the Warrant, collectively representing 77.3% of the outstanding Shares of the Issuer.3

(b) Each Reporting Person may be deemed to have shared voting power with respect to 17,790,817 shares of Common Stock, including 13,658,586 shares of Common Stock, 4,132,231 shares of Common Stock issuable upon the conversion of $25 million in aggregate principal amount of the Convertible Notes owned by DFR Holdings. Each Reporting Person may be deemed to have shared dispositive and investment power with respect to 13,658,586 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes. None of the Reporting Persons owns any shares of Common Stock over which it has sole voting, disposition or investment power.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Amended and Restated Stockholders Agreement

Simultaneously with the closing of the Stock Purchase Agreement described above, the Amended and Restated Stockholders Agreement became effective.

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, GECEII agreed to sell to DFR Holdings and DFR Holdings agreed to buy (a) 1,000,000 shares of Common Stock of the Issuer for a per share purchase price of $9.00 and (b) the Warrant and all of the rights of GECEII under the Warrant with respect to the 2,000,000 Warrant Shares (as defined in the Warrant) covered thereby for $5,250,000. The closing of the transactions contemplated by the Securities Purchase Agreement is subject to the satisfaction and/or waiver of customary closing conditions. The Securities Purchase Agreement contains a mutual release of certain claims.

[2]	Based on 24,908,259 Shares outstanding, which include (i) 20,776,028 Shares outstanding as of October 30, 2013 as reported in the Quarterly Report and (ii) 4,132,231 Shares issuable to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that are subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement.
[3]	Based on 26,908,259 Shares outstanding, which include (i) 20,776,028 Shares outstanding as of October 30, 2013 as reported in the Quarterly Report, (ii) 2,000,000 shares of Common Stock to be issued to GECEII pursuant to the Warrant and (iii) 4,132,231 Shares issuable to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that are subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement.

CUSIP No. 12547R105	13D/A	Page 9 of 10

The foregoing description of the Securities Purchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Filing Agreement, dated as of December 19, 2013, by and among the Reporting Persons.*

2.	Securities Purchase Agreement, dated as of December 18, 2013, by and between DFR Holdings, LLC. and GE Capital Equity Investments, Inc. *

*	Filed herewith.

CUSIP No. 12547R105	13D/A	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2013

DFR HOLDINGS, LLC

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Managing Member

BOUNTY INVESTMENTS, LLC

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Chief Executive Officer

SANTA MARIA OVERSEAS LTD.

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact

MAYFLOWER TRUST

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact

TZ COLUMBUS SERVICES LIMITED

By:	/s/ Andrew Intrater
Name:	Andrew Intrater
Title:	Attorney-In-Fact